Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379 (telephone)

(866) 705-3071 (telefax)

Joliekahnlaw@sbcglobal.net (email)

July 11, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:

Melissa Walsh

Re:	Marathon Digital Holdings, Inc. – Request for Extension to Respond to Your June 24, 2022 Comment Letter

Dear Melissa:

Thank you for your call this morning. As discussed, Marathon intends to provide a comprehensive response to your comments no later than Monday, July 25, 2022. The reasons for the extension are: (i) the fact that one of its two advisors on this project was completely closed down last week on top of the July 4th weekend, and (ii) the complex nature of multiple comments, and the Company’s determination to answer to the full satisfaction of the Commission. As further discussed, I will likely reach out on behalf of my client toward the end of this week to schedule a call for early next week to answer any questions with regard to your comments so that their answers are completely responsive to your comments.

I thank you for your assistance on behalf of my client and look forward to a brief call next week.

Sincerely,

/s/ Jolie Kahn

cc: Hugh Gallagher